Exhibit 99.1

Franco-Nevada Files Year-End Disclosure Documents

TORONTO, March 30, 2012 — Franco-Nevada Corporation (NYSE: FNV)(TSX: FNV) announced that its Annual Information Form for the year ended December 31, 2011 has been filed with Canadian securities regulatory authorities.  Franco-Nevada previously filed its Consolidated Annual Financial Statements and Management’s Discussion and Analysis.  Franco-Nevada has also filed its Form 40-F for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F).

Shareholders may also receive a copy of these documents without charge upon request to Franco-Nevada’s Investor Relations Department, Exchange Tower, 130 King Street West, Suite 740, P.O. Box 467, Toronto, Ontario, Canada M5X 1E4 or to info@franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets. The Company trades under the symbol FNV on both the Toronto and New York Stock Exchanges. Franco-Nevada has delivered superior returns to investors through its diversified portfolio of cash-flow producing assets and has interests in some of the largest new gold development and exploration projects in the world. Franco-Nevada’s business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com